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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For the July 17, 2002

                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)

                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
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               Avenida Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01317-910
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X|       Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_|       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS


                                                                     SEQUENTIAL
                                                                        PAGE
ITEM                                                                   NUMBER
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1.   Relevant Notice dated July 17, 2002 - Extension of the Share         3
     Repurchase Plan Program.



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                                                                         ITEM 1



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                          ULTRAPAR PARTICIPACOES S.A.

                            PUBLICLY LISTED COMPANY

                          CNPJ no. 33.256.439/0001- 39

                                RELEVANT NOTICE



On July 17, 2002, the Board of Directors of the Company approved the renewal of the share repurchase program, based on the fact that the Board of Directors understands that the acquisition of preferred shares is an interesting alternative for the Company's financial investments. As per Article 7 of the Company's bylaws and the CVM applicable regulations, the Company is authorized to repurchase its preferred shares, without reduction of its share capital. The preferred shares acquired under this program may be canceled or held in treasury for future sale, according to the terms below:


1. Repurchase limit (as per CVM Rule 10/80 and the ownership structure as of 07/17/2002): Up to 1,473,930,100 (one billion four hundred seventy three million nine hundred thirty thousand and one hundred) preferred shares, corresponding to 10% of the outstanding preferred shares less those preferred shares held by the controlling shareholders and 20,200,000 (twenty million and two hundred thousand) preferred shares held in treasury;

2.   Repurchase period: 90 (ninety) days, starting on 07/19/2002;

3.   Purchase price: market price;

4.   Brokers authorized to act as intermediaries:

     a)   ITAU CORRETORA DE VALORES S.A

     Rua Boa Vista 185 - 4o andar - Sao Paulo/SP


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     b)   MAGLIANO S.A CCVM

     Rua Bela Cintra, 986 - 2o andar - Sao Paulo/SP



     c)   BBA CTVM S.A.

     Av. Paulista, 37 - 17, 18 e 20 andares - Sao Paulo/SP



                            Sao Paulo, July 17, 2002

                               Fabio Schvartsman

                           Investor Relations Officer


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ULTRAPAR PARTICIPACOES S.A.


                                          By: /s/ Fabio Schvartsman
                                              ------------------------------
                                              Name:  Fabio Schvartsman
                                              Title: Chief Financial Officer

Date: July 17, 2002